January 3, 2025

Brian Walters
Executive Vice President and General Counsel
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA 15212

       Re: Matthews International Corporation
           Preliminary Proxy Statement on Schedule 14A filed December 27, 2024, by
           Matthews International Corporation
           File No. 000-09115
Dear Brian Walters:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 27, 2024, by
Matthews
International Corporation
Questions and Answers About Our Annual Meeting, page 12

1. In Q&A 17 on page 19, we note your statement that a broker non-vote would occur when a stockholder did not provide voting instructions to their broker "at least 10 days before the Annual Meeting." Please explain why such a long lead time is required for stockholders who are beneficial owners to provide voting instructions. Background to the Solicitation, page 24

2.     We note the following language on page 28: "two of the Barington
Nominees
       acknowledged during their interviews that they had no knowledge of Matthews prior to their nomination, one of the Barington Nominees is currently employed by a
       Company that is a significant debt holder of a competitor of the Company and one of the Barington Nominees is well known to the Company, the Board and management."
 January 3, 2025
Page 2

       Please identify the Barington Nominee(s) referenced for each statement. General

3. On the second page of the Notice of the Annual Meeting of the Stockholders, you ask
       stockholders to "indicate on the enclosed WHITE proxy card whether you will or will not be able to attend the Annual Meeting," however there does not appear to be a place on the proxy card to indicate such information. Please revise to ensure consistency between the proxy card and descriptions of the proxy card throughout the proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at
202-551-8094.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions